EXHIBIT 4.16

MANAGEMENT BOARD MEMBER
EMPLOYMENT CONTRACT

between

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung,
Neurottstrasse 16,
D-69190 Walldorf

- hereinafter referred to as “SAP” -

and

Mr. Leo Apotheker
8, Rue Alfred de Musset
F-78112 Fourqueux,

- hereinafter referred to as
“Mr. Apotheker” -

§ 1
Employment and Duties

(1)	By Supervisory Board resolution July 25, 2002 Mr. Apotheker has been appointed SAP Management Board Member for the period August 1, 2002 through December 31, 2005. He shall represent SAP together with another SAP Management Board Member or a holder of a commercial power of attorney (“Prokurist”).

(2)	In concert with all other Management Board Members Mr. Apotheker shall manage SAP in accordance with all relevant legal provisions, the provisions of the Company’s Articles of Association, the Management Board Rules of Procedure and this Employment Contract. Mr. Apotheker shall be obliged to devote his entire working capacity to SAP and shall not be bound to specific working hours. Any paid side activities shall be subject to the consent of the Supervisory Board. The acceptance of supervisory board positions within enterprises not belonging to the SAP Group shall be subject to the prior consent of the Supervisory Board.

§ 2
Remuneration

(1)	For the year 2002 Mr. Apotheker shall receive an Annual Target Salary at a gross amount of €768,000.00 for his activities; 50% of said amount shall be paid out as a fixed remuneration (“Fixed Salary”) and 50% as a variable remuneration (“Variable Salary”). For the year 2002 Mr. Apotheker shall receive the Annual Target Salary on a pro rata temporis basis (i.e. in proportion with his period of service).

The remuneration components and the bonus agreement shall be annually reviewed and redetermined by the Supervisory Board.

(2)	The Fixed Salary shall be paid in twelve monthly installments subsequently at the end of each month.

(3)	The Variable Salary for the current financial year shall be paid out upon approval of the annual financial statements and confirmation by the next following Shareholders’ Meeting.

(4)	SAP shall provide Mr. Apotheker a cost-free company car which may be used for both official and private purposes at home and abroad. The wage withholding and income taxes levied on the fringe benefit constituted by the private use of the company car shall be borne by Mr. Apotheker. The budget for the car shall be determined by the Supervisory Board.

(5)	In accordance with internal rules of SAP, Mr. Apotheker shall be reimbursed any expenses made in the interest of the Company.

(6)	In case of any incapacity to work due to sickness Mr. Apotheker’s salary – after expiration of the period statutorily prescribed for the continuation of salary payments – shall continue to be paid for a period of six months starting from the first day of sickness, however, continued salary payments shall not be made beyond the termination of the Employment Contract.

§ 3
Vacation

Mr. Apotheker shall be entitled to a recreational vacation period of thirty-five working days to be planned in time and taken in coordination with the other members of the Management Board and in consideration of the Company’s business situation. The vacation period may be split and taken in several steps.

§ 4
Period of Contract

(1)	This Employment Contract shall be concluded for a fixed period of time starting on August 1, 2002 and expiring on December 31, 2005.

Hereafter, this Employment Contract shall be extended by the duration of a reappointment, unless it is terminated in writing at a notice period of nine months prior to the date of expiration by one of the contracting parties.

(2)	In case of Mr. Apotheker’s permanent inability to work during the period of the Employment Contract the Employment Contract shall terminate at the end of the quarter in which the permanent disability to work is confirmed. In this case the salary payments shall not be discontinued prior to the expiration of a period of twelve months from the date the permanent disability is confirmed. A permanent disability to work in terms of this Employment Contract shall be considered present, if Mr. Apotheker is unable to fulfill his contractual duties for a period exceeding one year and if a restoration of his working capacity cannot be expected within a period of another six months.

§ 5
Secrecy and Documents

(1)	Mr. Apotheker shall keep confidential all business affairs and procedures which – in accordance with their nature – are not suitable to be passed on to third parties. This shall include in particular business and operational secrets of SAP.

(2)	The obligation of secrecy specified under para. (1) above shall survive the termination of Mr. Apotheker’s employment relationship with SAP.

(3)	When withdrawing from SAP Mr. Apotheker shall be obliged to immediately return to SAP all documents, correspondence, records, drafts, calculations and other documentation referring to SAP affairs and still in his possession. This obligation shall also comprise duplicates of any nature (particularly in the form of electronic data carriers) and photocopies.

(4)	Mr. Apotheker shall not be entitled to any rights of retention to the above documents and records.

§ 6
Employee Inventions

The individually relevant provisions of the Employee Invention Act shall apply to any inventions made by Mr. Apotheker during the period of this Employment Contract. Without being obliged to effect any special remuneration payments SAP shall be exclusively entitled to use all technical and organizational proposals for improvements made by Mr. Apotheker.

§ 7
Insurance

(1)	Mr. Apotheker shall be entitled to an accident insurance coverage for death, invalidity and accidents. Within the scope of SAP group insurance contracts the insurance coverage shall amount to

–	two annual gross target salaries in the event of death,

–	three annual gross target salaries in the event of invalidity.

Wage withholding and income taxes levied on the fringe benefit shall be borne by Mr. Apotheker personally.

(2)	To the extent legally permissible, Mr. Apotheker shall be entitled to a “Directors and Officers” insurance.

§ 8
Old-Age Pension /
Survivors’ Pension

(1)	The SAP old-age pension scheme for Management Board Members shall be applicable to Mr. Apotheker. Amount and conditions shall be determined by the Supervisory Board.

(2)	The annual financing contribution of SAP under the old-age pension scheme shall be calculated as follows:

•	Key date shall be January 1st of each year.

•	The relevant income shall equal 90% of the key date Annual Target Salary (Fixed Salary plus Variable Salary).

•	The income threshold to be considered shall be the annual income threshold (Western Germany) valid on January 1 of the individual year.

•	At the individual key dates, the financing contribution shall amount to 4% of the amounts to be considered in respect of the income limit up to which contributions are chargeable plus 14% of the income above the income limit to be considered.

(3)	Regarding the period during which Mr. Apotheker has to pay French social insurance contributions and SAP has to effect the individual employer’s contributions the foregoing § 8 para. (2) shall not be apply. For said period the annual financing contribution shall be the gross amount extrapolated on the basis of the net difference between the current net income of Mr. Apotheker and net income he previously received in his position as President Global Field Operations (status July 2002).

The precise computation method (incl. the events of death and invalidity) to be applied shall be specified in a separate pension regulation.

§ 9
Premature Removal from Office
or Termination of Employment Contract

In case of Mr. Apotheker’s removal from the Management Board this Employment Contract shall be deemed terminated; in such event the Employment Contract shall terminate upon expiration of the periods prescribed under § 622 BGB (German Civil Code). If the Employment Contract is terminated or if the appointment as a Management Board member is revoked, the Company shall be authorized to release Mr. Apotheker from his duties with immediate effect setting off any remaining leave entitlement. In such case SAP shall remain obliged to continue paying the proportionate Fixed Salary.

§ 10
Prohibition of Competition

(1)	During the period of this Employment Contract Mr. Apotheker shall not participate in any enterprise competing or maintaining significant business relationships with SAP. Shareholdings not influencing any bodies of the respective enterprise shall not be considered a participation in terms of this provision.

(2)	In case of any violations of this prohibition of competition SAP shall be authorized to assert claims for discontinuation and damages in full.

§ 11
Final Provisions

(1)	This Employment Contract shall be subject to the laws of the Federal Republic of Germany. To the extent legally permissible, place of jurisdiction shall be Walldorf. In case of any inconsistencies between the English and the German version of this Contract, the German version shall be decisive.

(2)	Should a provision of this Employment Contract be or become legally invalid in full or part, the validity of all other provisions shall not be affected. To the extent legally permissible, any invalid provision shall be replaced by an adequate, valid provision economically coming as close as possible to what the parties had or would have intended, if they had been aware of the invalidity of the provision in question.

(3)	There are no side agreements to this Employment Contract.

Walldorf, July 25, 2002	Walldorf, July 25, 2002

/s/ LEO APOTHEKER	/s/ DIETMAR HOPP
(Leo Apotheker)	(Dietmar Hopp)
Chairman of the Supervisory Board on behalf
of the SAP Supervisory Board